Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
Earnings:
Income before income taxes	$1,245	$1,072
Add:
Interest and other fixed charges, excluding capitalized interest	15	22
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	50	62
Distributed income of investees accounted for under the equity method	2	1
Amortization of capitalized interest	—	—
Less:
Equity in earnings of investments accounted for under the equity method	3	4
Total earnings available for fixed charges	$1,309	$1,153
Fixed charges:
Interest and fixed charges	$21	$24
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	50	62
Total fixed charges	$71	$86
Ratio of earnings to fixed charges	18.44x	13.41x

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